Exhibit 5.2
June 28, 2010
PPL Corporation
Two North Ninth Street
Allentown, PA 18101
Ladies and Gentlemen:
     I am Senior Counsel of PPL Corporation, a Pennsylvania corporation (the “Company”) and as such am familiar with its affairs, including the proceedings in connection with the issuance by the Company of 103,500,000 shares of Common Stock, par value $.01 per share (the “Shares”), pursuant to the Underwriting Agreement dated as of June 22, 2010 among the Company and the underwriters named therein (the “Underwriting Agreement”).
     Upon my familiarity with the Company, and upon an examination of such other documents and questions of law as I have deemed appropriate for purposes of this opinion, I am of the opinion that the Shares issued and sold by the Company pursuant to the Underwriting Agreement have been duly authorized and are validly issued, fully paid and non-assessable.
     I hereby consent to the filing of this opinion letter as Exhibit 5.2 to the Current Report on Form 8-K of the Company filed with the Securities and Exchange Commission in connection with the offer and sale of the Shares (the “Form 8-K”), the use of my name under the caption “Legal Matters” in the Prospectuses.

Very truly yours,
/s/ Frederick C. Paine

Frederick C. Paine